JACKSON L. MORRIS

Attorney at Law

Admitted in Florida and Georgia (inactive)

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:           Opticon Systems, Inc.
Commission File No.  000-52488
Registration on Form 10-SB, Amendment No. 4

Ladies and Gentlemen:

In comment no. 1 of your letter dated November 7, 2007, you have requested the date of the stock dividend paid by Opticon System, Inc. to Hathaway Corporation in the amount of 1,982,358 shares.  As noted in the table of recent sales of unregistered securities on page 22 of Amendment No. 3 to the registration statement, the date of this dividend was in 2007.  Specifically, the date the dividend was declared was December 18, 2006.  As also previously noted in my letters to you dated August 8 and September 27, 2007, this stock has been issued as a dividend to Hathaway, solely for the purpose of maintaining the one for two ratio in the proposed dividend spin-off of Opticon common stock to be paid by Hathaway to its stockholders.  This was necessitated by Hathaway’s issuance of shares after the record date for the dividend in kind of Opticon Systems’ shares to Hathaway’s stockholders.  The shares of Hathaway were not issued to its affiliates.

As stated in my letter to you of September 27, this stock dividend is eligible for “tacking”, under Rule 144(d), to the date of Hathaway’s original acquisition of the Opticon stock in July 2005.  Accordingly, Hathaway has and will have owned the Opticon stock distributed in the dividend spin-off for more than two years at the proposed date of the distribution, as required by point 5 of Staff Legal Bulletin No. 4.

All of the Opticon System shares held by Hathaway and distributed as a dividend to Hathaway’s stockholders are “restricted securities”, as defined in Rule 144, because the shares were issued by Opticon to Hathaway without registration and in a private transaction between Hathaway and Opticon’s five affiliates and only stockholders.

Staff Legal Bulletin No. 4 applies the principles of Rule 144 to stock to be distributed in a dividend in kind when it says “the parent has held the "restricted securities" at least two years” (emphasis added).  This is not the only reference to “restricted securities”, restricted securities being defined in Rule 144.  Furthermore, if seems appropriate to apply the holding period principles of Rule 144 for purposes of Staff Legal Bulletin No. 4.  As noted above, the holding period principles include a concept known as “tacking”.

Rule 144 provides, at (d)(3)(i), “Stock dividends, splits and recapitalizations. Securities acquired from the issuer as a dividend . . . shall be deemed to have been acquired at the same time as the securities on which the dividend or, if more than one, the initial dividend was paid . . . .”

It is my opinion that, notwithstanding the declaration of the dividend of the 1,982,358 shares to Hathaway by Opticon on December 18, 2006, Hathaway’s holding period for those shares for purposes of Rule 144 and, as a consequence, Staff Legal Bulletin No. 4 began on July 29, 2005.

Very truly yours,

/s/  Jackson L. Morris
Jackson L. Morris

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